EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                     May 1, 2007

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

              IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM
                    THE COMPANY'S REGULAR COURSE OF BUSINESS

 Subject of the Event: The excess interest on the credit from the Bank of Israel

In its reports (annual and quarterly) the Bank indicates that in its opinion the Bank of Israel should credit it in the amounts of interest in excess of "Bank of Israel interest" which the Bank of Israel charged it for the "special line of credit", for the period between the date that the bank of Israel extended the line to the Bank, in August 2002, and until July 29, 2003.

According to the bank's calculations, as of December 31, 2006 these sums amounted to about NIS 77 million.

In the course of recent contacts between the Bank and the Bank of Israel it was clarified that the matter of the refunding of the excess interest amounts to the bank as aforesaid, shall be reviewed upon the full payment of the "special line of credit".

The date and time when the Company was first made aware of the event or matter:
April 30, 2007 at 4:30 P.M.